Morgan Stanley

Free Writing Prospectus
Registration Statement Nos. 333-200365; 333-200365-12
Dated April 4, 2017
Filed Pursuant to Rule 433

Structured Investments

Investment Strategies For Your Market View



Innovative Ideas Designed to Complement Your Investment Portfolio

With a unique approach to identifying investment ideas and sourcing investment strategies, Morgan Stanley Wealth Management's Structured Investments team provides investors with a wide variety of products tied to the performance of underlying assets from different asset classes.

For over a decade, Morgan Stanley Wealth Management has been offering a variety of Structured Investments. Today, we are a leading distributor of Structured Investments and we have witnessed increasing investor demand over the years. Morgan Stanley Wealth Management has sold billions of dollars of these securities to our U.S. and international investors.

Depending upon your net worth, investment objectives and risk tolerance, you may determine that Structured Investments can play a role in achieving your financial goals.

Structured Investments involve risks not associated with other types of investments. You should make an investment decision only after thoroughly reviewing the offering documents for each particular Structured Investments offering, including the risk disclosure contained within.

Why Do Investors Buy Structured Investments?

Quite simply, we provide investors with investment strategies that may not be easily achieved via more traditional investments. These strategies can offer investors different risk-reward characteristics. Just as stocks and bonds serve as essential components of a diversified financial portfolio, investors may add structured investments to their holdings to address particular investment objectives within an overall investment plan.

By selecting an offering within a particular payoff category and risk-reward profile, you may be able to complement your particular investment objectives (**capital appreciation, income, aggressive income** or **speculation**).

YOU MAY SEEK A BULLISH, BEARISH OR A MARKET-NEUTRAL VIEW linked to the performance of a particular underlier or underliers from asset classes such as equities, commodities, currencies and/or interest rates.

ALL OFFERINGS HAVE A SPECIFIED MATURITY DATE, but some are subject to issuer call rights or event-driven call provisions. Investors must consider their market view in relation to the fixed term of the offering (as it may be shortened by a call provision, if applicable).

STRUCTURED INVESTMENTS OFFERINGS MAY NOT BE MADE AVAILABLE TO ALL INVESTORS, and you may not be eligible to purchase them.

Obtain Investment Exposure to Different Asset Classes

All Structured Investments offerings are dependent upon the performance of one or more underlying assets. Any periodic payments (if applicable), supplemental payments at maturity (if applicable) and, if applicable, the return of your principal at maturity (depending upon the payoff) are a function of the performance of the applicable underlier(s) and are subject to the credit risk of the issuer.

Some offerings are designed to provide potential returns linked to underliers from two different asset classes. For example, investors may seek returns linked to the performance of the S&P 500® Index and to 3-month LIBOR.


Interest Rates
Stocks or Equity Indexes
Commodities
Foreign Exchange

Gain Access to a Variety of Product Categories (Payoffs)

Morgan Stanley Wealth Management brands its offerings into one of five different product categories (payoffs). These categories provide investors with a variety of risk-reward profiles. All Structured Investments expose investors to the credit risk of the issuer with respect to any periodic payments and payments at maturity.

1 Market-Linked Notes and Market-Linked Deposits

Designed to either provide for the potential for periodic income or for capital appreciation while returning a minimum of the investor's initial investment at maturity. Market-linked deposits are not securities and are not registered with the SEC. They are insured by the FDIC up to applicable limits.

2 Partial Principal at Risk Securities

Designed to either provide for the potential for periodic income or for capital appreciation while paying a minimum of 90%-99% of the investor's initial investment at maturity.

3 Leveraged Performance Investments

Designed to provide for capital appreciation where the investor has the potential for leveraged upside appreciation, typically subject to a maximum return and with the potential for loss of principal at maturity.

4 Enhanced Yield Investments

Designed to provide for potential above-market periodic income, but subject investors to the potential loss of principal at maturity.

5 Access Investments

Designed to provide investors with exposure (generally 1:1 upside exposure and 1:1 downside risk) to underlying assets which may otherwise be difficult to achieve via a direct investment. These investments subject investors to the potential loss of principal at maturity.

Investment Availability

All Structured Investments offerings are priced and executed on a specified date. Offerings are made available for purchase on a scheduled basis, as market opportunities present themselves or based upon your own specifications.

Routine Offerings

Typically, we provide investors with access to offerings that are offered on periodic cycles.

- We execute transactions which are designed to provide investors with the potential to obtain above-market yield. These offerings are typically linked to the performance of stocks based within the United States that trade on NASDAQ or the NYSE.
- Also, we execute transactions which are designed to provide investors with strategic investment opportunities. These offerings are typically linked to the performance of major market indexes and Exchange Traded Funds (ETFs).

Tactical Opportunities

When there are sharp upward or downward market movements, we provide investors with strategies designed to potentially obtain a tactical market entry point.

Tailored Strategies

Investors who have the financial capacity to invest $3 million or more in a single investment may request that Morgan Stanley Wealth Management create a structured investments offering based on specific investment parameters. We may or may not be able to create this for you, but we will work with our issuers to try to meet your specifications and risk-reward profile.

Common Formats for Structured Investments

Structured Investments come in a variety of formats (often called a wrapper). Following are commonly used formats (please note the important differences).

SEC Registered Securities

Senior, unsecured debt securities of the issuer. Similar to the credit risks associated with traditional corporate bonds, this type of wrapper will generally rank equally in the capital structure with all other unsecured and unsubordinated debt of the issuer.

Bank Issued Market-Linked Deposits

Principal protected deposits issued by banks and are not securities or registered with the SEC. These deposits are FDIC insured within applicable limits, generally up to $250,000 per depositor in most insurable capacities (as of December 31, 2013) and up to $250,000 per participant in certain "self-directed" retirement accounts.

Bank Issued 3(a)(2) Securities

Senior, unsecured securities issued by banks. Even though these securities are issued by a bank, they are NOT deposits and are NOT insured by the FDIC. Such securities are exempt from SEC registration under Section 3(a)(2) of the Securities Act.

Reg. S Notes (Non-U.S. Investors Only)

Senior, unsecured notes exempt from registration under the 1933 Act pursuant to Reg. S. Reg. S securities are offered to offshore investors ONLY; they are NOT offered, sold or otherwise made available to U.S. investors.

How Can an Open Architecture Platform be Beneficial to You?

Credit Diversification

The Structured Investments team works with a number of issuers in order to provide you with credit exposure to different issuers. At the time of issuance, all of our issuers have a credit rating above investment grade.

Response Times

In some instances, sharp market movements may provide investors with tactical market entry points. Using our relationships with a number of different issuers, we strive to respond quickly with investment opportunities.

Bidding Analysis

Once we receive quotes from our issuers, we analyze their pricing while considering any differences in their creditworthiness.

Competitive Bidding Process

We put our issuers in competition with each other in order to provide you with competitive pricing with respect to the economic components of the particular offering.

The Structured Investments Team

As a resource to your Financial Advisor, Morgan Stanley Wealth Management has a Structured Investments Team within its Capital Markets Division. The Structured Investments Team is comprised of interwoven groups: marketing, secondary market trading and product employees.

Product Team

The Product Team interacts with the Marketing Team and utilizes an open architecture platform with our issuers to provide investors with an array of investment alternatives with competitive pricing.

Secondary Market Trading Team

The Secondary Market Trading Team assists Financial Advisors with executing investors' orders. Structured Investment issuers may, but are not obligated to, make a secondary market in their offerings.

Marketing Team

The Marketing Team is an available resource to your Financial Advisor. The team provides geographical coverage throughout the United States and internationally.



How You Can Learn More About Structured Investments

Morgan Stanley Wealth Management has created additional materials about Structured Investments for your consideration. Additionally, and most importantly, you should carefully review the offering documents related to a specific investment prior to making an investment decision to ensure that you are familiar with the risks and potential conflicts inherent in the specific investments and Structured Investments generally. Your Financial Advisor can assist you with obtaining these materials:

Additional information about the risks associated with Structured Investments is available to you on the websites of the Financial Industry Regulatory Authority/FINRA (http://www.finra.org) and the Securities and Exchange Commission/SEC (http://www.sec.gov).

- **Introduction to Structured Investments**
- **Structured Investments — Enhanced Yield Investments**
- **Structured Investments — Leveraged Performance: PLUS℠ and Jump Securities**
- **Interest Rate-Linked Structured Investments**
- **Offering Documents**



Structured Investments are complex and involve risks. These risks can include, but are not limited to: fluctuations in the price, level or yield of the underlying asset(s), interest rates, currency values and credit quality; substantial loss of principal; limits on participation in appreciation of the underlying asset(s); limited liquidity; credit risk of the issuer; and conflicts of interest.

Important Information and Qualifications

CMS 8306060 CRC1705799 3/17 CS 8840511 03/17